UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CONTRACTS WITH RELATED PARTIES REFERENCE DATE 12/31/2010 (1)
(SAME GROUP)

Item	CONTRACTS WITH THE SAME GROUP	Link with the Company	Original Value		Expiration of the term	Expiration or Termination Conditions	Outstanding Balance

	Subject and Characteristics of Contract		R$ thousand	Date			R$ thousand	Date
1	Endorsement from CPFL Energia granted to CPFL Geração for financing agreement executed with BNDES. The amount corresponds to the totality of that debt of CPFL Geração and there are no costs associated with this guarantee for Related Parties.	Controlled	36,867	10/24/2001	11/15/2013	The guarantee is valid up to the full payment of the debt.	13,593	12/31/2010

2	Guarantee from CPFL Energia referring to RGE’s 2nd Issuance of Debentures – 1st tranche. The guarantee extends to compliance with 100% of the contract obligations.	Controlled	230,000	05/12/2005	04/01/2011	The guarantee is valid up to the full payment of the debt.	30,389	12/31/2010

3	Endorsement granted to CPFL Piratininga by CPFL Energia for the 1st Issuance of Debentures. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	400,000	01/01/2006	01/01/2011	The guarantee is valid up to the full payment of the debt.	210,733	12/31/2010

4	100% surety from CPFL Energia granted to CPFL Paulista for the 3rd Issuance of Debentures. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	640,000	12/01/2006	12/01/2013	The surety is valid up to the full payment of the debt.	645,925	12/31/2010

5	Endorsement from CPFL Energia granted to CPFL Paulista for financing agreement executed with BNDES – FINEM III. The amount corresponds to the totality of that debt of CPFL Paulista and there are no costs associated with this guarantee for Related Parties.	Controlled	71,587	06/21/2007	12/16/2013	The guarantee is valid up to the full payment of the debt.	80,711	12/31/2010

6	Endorsement from CPFL Energia granted to CPFL Piratininga for financing agreement executed with BNDES – FINEM II. The amount corresponds to the totality of that debt of CPFL Piratininga and there are no costs associated with this guarantee for Related Parties.	Controlled	87,516	06/21/2007	12/16/2013	The guarantee is valid up to the full payment of the debt.	47,945	12/31/2010

7	Endorsement from CPFL Energia granted to the controlled company Foz do Chapecó Energia for financing agreement executed with BNDES. The amount corresponds to 60% of that debt of the controlled company and there are no costs associated with this guarantee for Related Parties.	Controlled	979,893	09/04/2007	09/15/2027	The guarantee is valid up to the full payment of the debt.	979,893	12/31/2010

8	100% surety from CPFL Energia granted to RGE for the 3rd Issuance of Debentures – 1st and 2nd tranches. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	100,000	12/01/2007	12/01/2013	The surety is valid up to the full payment of the debt.	248,660	12/31/2010

CONTRACTS WITH RELATED PARTIES REFERENCE DATE 12/31/2010 (1)
(SAME GROUP)

Item	CONTRACTS WITH THE SAME GROUP	Link with the Company	Original Value		Expiration of the term	Expiration or Termination Conditions	Outstanding Balance

	Subject and Characteristics of Contract		R$ thousand	Date			R$ thousand	Date
9	100% surety from CPFL Energia granted to RGE for the 3rd Issuance of Debentures – 3rd tranche. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	40,000	02/01/2008	12/01/2013	The surety is valid up to the full payment of the debt.	41,824	12/31/2010

10	100% surety from CPFL Energia granted to RGE for the 3rd Issuance of Debentures – 4th and 5th tranches. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	100,000	04/01/2008	12/01/2013	The surety is valid up to the full payment of the debt.	102,670	12/31/2010

11	Endorsement from CPFL Energia granted to CPFL Santa Cruz for the Agreement for onlending of funds for working capital needs. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	34,000	06/12/2008	06/10/2011	The guarantee is valid up to the full payment of the debt.	45,207	12/31/2010

12	Endorsement from CPFL Energia granted to CPFL Paulista for financing agreement executed with BNDES – FINEM IV. The amount corresponds to the totality of that debt of CPFL Paulista and there are no costs associated with this guarantee for Related Parties.	Controlled	104,809	06/15/2008	12/15/2014	The guarantee is valid up to the full payment of the debt.	256,572	12/31/2010

13	Endorsement from CPFL Energia granted to CPFL Santa Cruz for financing agreement executed with BNDES – FINEM. The amount corresponds to the totality of that debt of CPFL Santa Cruz and there are no costs associated with this guarantee for Related Parties.	Controlled	2,230	06/24/2008	05/15/2015	The guarantee is valid up to the full payment of the debt.	10,483	12/31/2010

14	Endorsement from CPFL Energia granted to CPFL Piratininga for financing agreement executed with BNDES – FINEM III. The amount corresponds to the totality of that debt of CPFL Piratininga and there are no costs associated with this guarantee for Related Parties.	Controlled	80,482	06/25/2008	12/15/2014	The guarantee is valid up to the full payment of the debt.	106,945	12/31/2010

15	100% surety from CPFL Energia granted to RGE for financing agreement executed with BNDES – FINEM IV. The amount corresponds to the totality of that debt of RGE and there are no costs associated with this surety for Related Parties.	Controlled	76,000	06/25/2008	12/15/2014	The surety is valid up to the full payment of the debt.	163,321	12/31/2010

16	Endorsement from CPFL Energia granted to CPFL Mococa for financing agreement executed with BNDES – FINEM. The amount corresponds to the totality of that debt of CPFL Mococa and there are no costs associated with this guarantee for Related Parties.	Controlled	3,000	07/25/2008	06/15/2015	The guarantee is valid up to the full payment of the debt.	5,475	12/31/2010

CONTRACTS WITH RELATED PARTIES REFERENCE DATE 12/31/2010 (1)
(SAME GROUP)

Item	CONTRACTS WITH THE SAME GROUP	Link with the Company	Original Value		Expiration of the term	Expiration or Termination Conditions	Outstanding Balance

	Subject and Characteristics of Contract		R$ thousand	Date			R$ thousand	Date
17	Endorsement from CPFL Energia granted to CPFL Jaguari for financing agreement executed with BNDES – FINEM. The amount corresponds to the totality of that debt of CPFL Jaguari and there are no costs associated with this guarantee for Related Parties.	Controlled	2,466	08/27/2008	05/15/2015	The guarantee is valid up to the full payment of the debt.	4,825	12/31/2010

18	Endorsement from CPFL Energia granted to CPFL Geração for the Agreement for onlending of funds for working capital needs. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	100,000	11/17/2008	03/09/2011	The guarantee is valid up to the full payment of the debt.	103,372	12/31/2010

19	Endorsement from CPFL Energia granted to CPFL Sul Paulista for financing agreement executed with BNDES – FINEM. The amount corresponds to the totality of that debt of CPFL Sul Paulista and there are no costs associated with this guarantee for Related Parties.	Controlled	3,300	12/23/2008	11/16/2015	The guarantee is valid up to the full payment of the debt.	4,736	12/31/2010

20	Endorsement from CPFL Energia granted to CPFL Leste Paulista for financing agreement executed with BNDES – FINEM. The amount corresponds to the totality of that debt of CPFL Leste Paulista and there are no costs associated with this guarantee for Related Parties.	Controlled	2,000	12/23/2008	11/16/2015	The guarantee is valid up to the full payment of the debt.	3,261	12/31/2010

21	Guarantee from CPFL Energia referring to RGE’s 4th Issuance of Debentures. The guarantee extends to compliance with 100% of the contract obligations.	Controlled	180,000	07/01/2009	07/01/2011	The guarantee is valid up to the full payment of the debt.	195,633	12/31/2010

22	100% surety from CPFL Energia granted to CPFL Paulista for the 4th Issuance of Debentures. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	178,000	07/01/2009	07/01/2011	The surety is valid up to the full payment of the debt.	116,327	12/31/2010

23	Guarantee from CPFL Energia referring to CPFL Geração’s 2nd Issuance of Debentures. The guarantee extends to compliance with 100% of the contract obligations.	Controlled	425,250	07/01/2009	07/01/2011	The guarantee is valid up to the full payment of the debt.	449,577	12/31/2010

24	100% surety from CPFL Energia granted to CPFL Jaguari for the 1st Issuance of Debentures. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	10,000	07/01/2009	07/01/2011	The surety is valid up to the full payment of the debt.	10,583	12/31/2010

CONTRACTS WITH RELATED PARTIES REFERENCE DATE 12/31/2010 (1)
(SAME GROUP)

Item	CONTRACTS WITH THE SAME GROUP	Link with the Company	Original Value		Expiration of the term	Expiration or Termination Conditions	Outstanding Balance

	Subject and Characteristics of Contract		R$ thousand	Date			R$ thousand	Date
25	100% surety from CPFL Energia granted to CPFL Leste Paulista for the 1st Issuance of Debentures. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	24,000	07/01/2009	07/01/2011	The surety is valid up to the full payment of the debt.	25,400	12/31/2010

26	100% surety from CPFL Energia granted to CPFL Sul Paulista for the 1st Issuance of Debentures. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	16,000	07/01/2009	07/01/2011	The surety is valid up to the full payment of the debt.	16,926	12/31/2010

27	100% surety from CPFL Energia granted to CPFL Brasil for the 1st Issuance of Debentures. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	165,000	07/01/2009	07/01/2011	The surety is valid up to the full payment of the debt.	174,545	12/31/2010

28	Endorsement from CPFL Energia granted to CPFL Bioenergia for financing agreement executed with BNDES. The amount corresponds to the totality of that debt of CPFL Bioenergia and there are no costs associated with this guarantee for Related Parties.	Controlled	45,491	12/29/2009	05/15/2023	The guarantee is valid up to the full payment of the debt.	78,880	12/31/2010

29	100% surety from CPFL Energia granted to CPFL Piratininga for the 3rd Issuance of Debentures. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	260,000	04/01/2010	04/01/2015	The surety is valid up to the full payment of the debt.	267,013	12/31/2010

30	100% surety from CPFL Energia granted to CPFL Geração for the 3rd Issuance of Debentures. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	264,000	04/01/2010	04/01/2015	The surety is valid up to the full payment of the debt.	271,121	12/31/2010

31	Endorsement from CPFL Energia granted to CPFL Geração for financing agreement executed with BNDES – FINAME – Working Capital. The amount corresponds to the totality of that debt of CPFL Geração and there are no costs associated with this guarantee for Related Parties.	Controlled	50,000	04/15/2010	12/17/2012	The guarantee is valid up to the full payment of the debt.	53,897	12/31/2010

32	100% surety from CPFL Energia granted to CPFL Paulista for the Agreement for onlending of funds for working capital needs. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	103,234	04/23/2010	04/23/2015	The surety is valid up to the full payment of the debt.	105,338	12/31/2010

CONTRACTS WITH RELATED PARTIES REFERENCE DATE 12/31/2010 (1)
(SAME GROUP)

Item	CONTRACTS WITH THE SAME GROUP	Link with the Company	Original Value		Expiration of the term	Expiration or Termination Conditions	Outstanding Balance

	Subject and Characteristics of Contract		R$ thousand	Date			R$ thousand	Date
33	100% surety from CPFL Energia granted to CPFL Geração for the Agreement for onlending of funds for working capital needs. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	617,520	04/23/2010	04/23/2015	The surety is valid up to the full payment of the debt.	630,107	12/31/2010

34	Endorsement from CPFL Energia granted to CPFL Paulista for financing agreement executed with BNDES – FINAME. The amount corresponds to the totality of that debt of CPFL Paulista and there are no costs associated with this guarantee for Related Parties.	Controlled	1,638	05/07/2010	12/16/2019	The guarantee is valid up to the full payment of the debt.	36,067	12/31/2010

35	Endorsement from CPFL Energia granted to RGE for financing agreement executed with BNDES – FINAME. The amount corresponds to the totality of that debt of RGE and there are no costs associated with this guarantee for Related Parties.	Controlled	1,588	05/07/2010	12/16/2019	The guarantee is valid up to the full payment of the debt.	4,857	12/31/2010

36	Endorsement from CPFL Energia granted to CPFL Piratininga for financing agreement executed with BNDES – FINAME. The amount corresponds to the totality of that debt of CPFL Piratininga and there are no costs associated with this guarantee for Related Parties.	Controlled	648	05/14/2010	12/16/2019	The guarantee is valid up to the full payment of the debt.	22,905	12/31/2010

37	Endorsement from CPFL Energia granted to CPFL Geração for financing agreement executed with BNDES – FINEM – Working Capital. The amount corresponds to the totality of that debt of CPFL Geração and there are no costs associated with this guarantee for Related Parties.	Controlled	50,000	05/28/2010	06/17/2013	The guarantee is valid up to the full payment of the debt.	53,232	12/31/2010

38	70% surety from CPFL Energia granted to EPASA for financing agreement executed with Banco do Nordeste do Brasil. The amount corresponds to the totality of that debt of EPASA and there are no costs associated with this surety for Related Parties.	Controlled	177,837	08/27/2010	12/28/2023	The surety is valid up to the full payment of the debt.	190,590	12/31/2010

39	Endorsement from CPFL Energia granted to CPFL Paulista for rural credil executed with Banco do Brasil. The amount corresponds to the totality of that debt of CPFL Paulista and there are no costs associated with this guarantee for Related Parties.	Controlled	196,800	08/06/2010	07/10/2015	The guarantee is valid up to the full payment of the debt.	204,811	12/31/2010

40	Endorsement from CPFL Energia granted to CPFL Piratininga for rural credil executed with Banco do Brasil. The amount corresponds to the totality of that debt of CPFL Piratininga and there are no costs associated with this guarantee for Related Parties.	Controlled	18,100	08/06/2010	07/10/2015	The guarantee is valid up to the full payment of the debt.	18,837	12/31/2010

CONTRACTS WITH RELATED PARTIES REFERENCE DATE 12/31/2010 (1)
(SAME GROUP)

Item	CONTRACTS WITH THE SAME GROUP	Link with the Company	Original Value		Expiration of the term	Expiration or Termination Conditions	Outstanding Balance

	Subject and Characteristics of Contract		R$ thousand	Date			R$ thousand	Date
41	Endorsement from CPFL Energia granted to RGE for rural credil executed with Banco do Brasil. The amount corresponds to the totality of that debt of RGE and there are no costs associated with this guarantee for Related Parties.	Controlled	85,100	08/06/2010	07/10/2015	The guarantee is valid up to the full payment of the debt.	88,564	12/31/2010

42	Endorsement from CPFL Energia granted to RGE for rural credil executed with Banco do Brasil. The amount corresponds to the totality of that debt of RGE and there are no costs associated with this guarantee for Related Parties.	Controlled	147,400	08/06/2010	07/19/2013	The guarantee is valid up to the full payment of the debt.	153,400	12/31/2010

43	Endorsement from CPFL Energia granted to CPFL Santa Cruz for rural credil executed with Banco do Brasil. The amount corresponds to the totality of that debt of CPFL Santa Cruz and there are no costs associated with this guarantee for Related Parties.	Controlled	16,000	08/06/2010	07/19/2013	The guarantee is valid up to the full payment of the debt.	16,651	12/31/2010

44	Endorsement from CPFL Energia granted to CPFL Sul Paulista for rural credil executed with Banco do Brasil. The amount corresponds to the totality of that debt of CPFL Sul Paulista and there are no costs associated with this guarantee for Related Parties.	Controlled	9,900	08/06/2010	07/19/2013	The guarantee is valid up to the full payment of the debt.	10,303	12/31/2010

45	Endorsement from CPFL Energia granted to CPFL Leste Paulista for rural credil executed with Banco do Brasil. The amount corresponds to the totality of that debt of CPFL Leste Paulista and there are no costs associated with this guarantee for Related Parties.	Controlled	16,450	08/06/2010	07/19/2013	The guarantee is valid up to the full payment of the debt.	17,120	12/31/2010

46	Endorsement from CPFL Energia granted to CPFL Mococa for rural credil executed with Banco do Brasil. The amount corresponds to the totality of that debt of CPFL Mococa and there are no costs associated with this guarantee for Related Parties.	Controlled	8,300	08/06/2010	07/19/2013	The guarantee is valid up to the full payment of the debt.	8,638	12/31/2010

47	Endorsement from CPFL Energia granted to CPFL Jaguari for rural credil executed with Banco do Brasil. The amount corresponds to the totality of that debt of CPFL Jaguari and there are no costs associated with this guarantee for Related Parties.	Controlled	1,750	08/06/2010	07/19/2013	The guarantee is valid up to the full payment of the debt.	1,821	12/31/2010

48	100% surety from CPFL Energia granted to CPFL Piratininga for the 4th Issuance of Debentures. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	280,000	12/10/2010	12/10/2013	The surety is valid up to the full payment of the debt.	281,845	12/31/2010

CONTRACTS WITH RELATED PARTIES REFERENCE DATE 12/31/2010 (1)
(SAME GROUP)

Item	CONTRACTS WITH THE SAME GROUP	Link with the Company	Original Value		Expiration of the term	Expiration or Termination Conditions	Outstanding Balance

	Subject and Characteristics of Contract		R$ thousand	Date			R$ thousand	Date
49	70% surety from CPFL Energia granted to Epasa for the 2nd Issuance of Debentures. The guarantee extends to the compliance with 100% of the contract obligations.	Controlled	400,000	12/10/2010	10/10/2012	The surety is valid up to the full payment of the debt.	402,861	12/31/2010

50	Endorsement from CPFL Energia granted to CPFL Paulista for financing agreement executed with BNDES – FINEM V. The amount corresponds to the totality of that debt of CPFL Paulista and there are no costs associated with this guarantee for Related Parties.	Controlled	133,072	12/27/2010	01/15/2021	The guarantee is valid up to the full payment of the debt.	133,186	12/31/2010

51	100% surety from CPFL Energia granted to CPFL Piratininga for financing agreement executed with BNDES – FINEM IV. The amount corresponds to the totality of that debt of CPFL Piratininga and there are no costs associated with this guarantee for Related Parties.	Controlled	68,120	12/27/2010	01/15/2021	The surety is valid up to the full payment of the debt.	68,180	12/31/2010

52	100% surety from CPFL Energia granted to RGE for financing agreement executed with BNDES – FINEM V. The amount corresponds to the totality of that debt of RGE and there are no costs associated with this guarantee for Related Parties.	Controlled	69,616	12/27/2010	01/15/2021	The surety is valid up to the full payment of the debt.	69,677	12/31/2010

53	Endorsement from CPFL Energia granted to CPFL Geração for financing agreement executed with BNDES – FINEM – Direct. The amount corresponds to the totality of that debt of CPFL Geração and there are no costs associated with this guarantee for Related Parties.	Controlled	75,538	12/28/2010	04/16/2029	The guarantee is valid up to the full payment of the debt.	75,585	12/31/2010

(1) The company shall disclose all contracts in force with each related party, whenever an amount equal or higher than R$ 200,000.00, or else equal or higher than 1% of the Company’s Shareholders’ Equity (the one most recently disclosed), whichever is higher, is reached in one or in successive contracts, with or without the same purpose, in any one-year period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 1, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.